September 29, 2023

VIA EDGAR TRANSMISSION

Mindy Rotter, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Grandeur Peak Global Trust, File Nos. 333-269914 and 811-23852 (“Registrant”)

Dear Ms. Rotter:

On September 26, 2023, the Registrant, on behalf of its proposed series, Grandeur Peak Emerging Markets Opportunities Fund, Grandeur Peak Global Contrarian Fund, Grandeur Peak Global Micro Cap Fund, Grandeur Peak Global Opportunities Fund, Grandeur Peak Global Reach Fund, Grandeur Peak Global Stalwarts Fund, Grandeur Peak International Opportunities Fund, Grandeur Peak International Stalwarts Fund, Grandeur Peak US Stalwarts Fund, and Grandeur Peak Global Explorer Fund (each a “New Fund,” and together, the “New Funds”), filed an amended registration statement under the Securities Act of 1933 on Form N-1A. It is anticipated that the New Funds will commence operations on or around October 20, 2023 upon the reorganization of an identically named series of Financial Investors Trust (each an “Existing Fund,” and together, the “Existing Funds”) into the corresponding New Fund. On September 28, 2023 you provided comments to the amended registration statement. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Comment 1: Please explain in correspondence how the amounts were calculated for the hypothetical expense example disclosed for the Grandeur Peak Global Contrarian Fund and the Grandeur Peak Global Reach Fund. It appears that the recoupment of previously waived fees is not included in the hypothetical expense example. If it is determined that the amounts disclosed in the hypothetical expense example need to be revised, please provide the revised amount in correspondence and confirm in correspondence that such revision will be made in a Form 497 filing as soon as possible. If no, please explain why no revisions are required.

Response: The Registrant will revise the hypothetical expense examples for the Grandeur Peak Global Contrarian Fund and the Grandeur Peak Global Reach Fund as soon as possible and before the commencement of the New Funds’ operations in a Form 497 filing to state as follows:

SUMMARY SECTION

Grandeur Peak Global Contrarian Fund (THE “FUND”)

Mindy Rotter, Esq.

September 29, 2023

EXAMPLE

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Number Of Years You Own Your Shares	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$137	$428	$739	$1,624

SUMMARY SECTION

Grandeur Peak Global Reach Fund (THE “FUND”)

EXAMPLE

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

Number Of Years You Own Your Shares	1 Year	3 Years	5 Years	10 Years
Investor Class	$153	$474	$818	$1,791
Institutional Class	$127	$397	$686	$1,511

Comment 2: Please explain in correspondence why the disclosure “[a]ny agreement by the adviser to waive fees is only included for the one-year period in the expense example” is in the paragraph to the hypothetical expense example for Grandeur Peak Global Micro Cap Fund, Grandeur Peak Stalwarts Fund and Grandeur Peak International Stalwarts Fund, when no fees appear to be waived. If it is determined that such disclosure needs to be revised, please provide the revised disclosure in correspondence and confirm in correspondence that such revision will be made in a Form 497 filing as soon as possible. If no, please explain why no revisions are required.

Response: The Registrant regrets the inclusion of the sentence referenced in Comment 2 and notes that it was a carryover from the Existing Funds’ prospectus that does not apply to the New Funds. The Registrant will revise the prefatory paragraph for the hypothetical expense example for each of the Grandeur Peak Global Micro Cap Fund, Grandeur Peak Stalwarts Funds and Grandeur Peak International Stalwarts Fund as soon as possible and before the commencement of the New Funds’ operations in a Form 497 filing to state as follows:

Mindy Rotter, Esq.

September 29, 2023

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. ~~Any agreement by the Adviser to waive fees is only included for the one-year period in the expense example.~~ Although your actual costs may be higher or lower, based on these assumptions your cost would be:

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser